NO ACT

PE
1-23-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12026497

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 2 6 2012
Washington, DC 20549

March 26, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/26/12

David L. Caplan
Davis Polk & Wardwell LLP
david.caplan@davispolk.com

Re: Limited Brands, Inc.
Incoming letter dated January 23, 2012

Dear Mr. Caplan:

This is in response to your letters dated January 23, 2012 and February 14, 2012 concerning the shareholder proposal submitted to Limited Brands by the International Brotherhood of Electrical Workers Pension Benefit Fund. We also have received a letter on the proponent's behalf dated February 7, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com

March 26, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Limited Brands, Inc.
Incoming letter dated January 23, 2012

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy. In addition, the proposal states that the policy should prohibit hedging transactions for shares subject to the policy that are not sales but reduce the risk of loss to the executive.

We are unable to concur in your view that Limited Brands may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Limited Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Limited Brands may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Limited Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
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212 450 4000 tel
212 701 5800 fax

February 14, 2012

Re: Shareholder Proposal of the International Brotherhood of Electrical Workers Pension Benefit Fund Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

On behalf of Limited Brands, Inc., a Delaware corporation (the "Company" or "Limited Brands"), we are writing in response to the letter (the "Proponent's Letter") dated February 7, 2012 from the Marco Consulting Group on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent"). The Proponent's Letter responds to the Company's no-action request letter dated January 23, 2012 (the "No-Action Request Letter") with respect to the shareholder proposal and the supporting statement submitted by the Proponent on December 7, 2011 (the "Proposal") for inclusion in the proxy materials that Limited Brands intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials").

We reiterate our view as set forth in the No-Action Request Letter that the Proposal may be properly excluded from the 2012 Proxy Materials under both Rule 14a-8(i)(3) and Rule 14a-8(i)(7). The Proposal is impermissibly vague and indefinite because it fails to define key terms and otherwise fails to provide sufficient guidance on its implementation. Furthermore, the subject matter of the Proposal relates to the Company's ordinary business operations.

I. The Proponent's Letter demonstrates that the Proposal is impermissibly vague and indefinite under Rule 14a-(i)(3).

a) The extensive and substantive revisions suggested in the Proponent's Letter demonstrate that the Proposal is vague and indefinite.

Notwithstanding the Proponent's suggestion to the contrary, the material revisions to the Proposal suggested by the Proponent in order to correct or explain various internal inconsistencies and ambiguous terms provide compelling evidence of the Proposal's defects.[1] The extensive and substantive nature of the revisions, as illustrated by the comparison of the Proposal with the revised proposal contained in the Proponent's Letter shown below, in fact highlight a number of the Proposal's key ambiguities:

> **RESOLVED:** That shareholders of Limited Brands, Inc. (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs after the adoption of the policy until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives~~, and~~. Shares that are used to satisfy ownership requirements should also be included in satisfying this policy. This policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect. The policy is not intended to apply to shares acquired under such benefit plans as employer matches pursuant to the Company's 401(k) plan or notionally credited pursuant to the Company's supplemental non-qualified defined contribution plan.

b) The Proponent's Letter acknowledges that many interpretive questions remain outstanding.

In the second paragraph of page two, the Proponent's Letter explicitly acknowledges that the Proposal has not resolved many of the interpretive questions raised by the No-Action Request Letter, and suggests either that resolution of these issues is not possible within Rule 14a-8(d)'s 500-word limit or falls within "the ordinary business of the Company." Given the volume and nature of the questions surrounding key terms in the Proposal, this is simply not an adequate response in light of the Staff of the Office of Chief Counsel's (the "Staff's") requirements for certainty and clarity with respect to executive compensation proposals. See, *e.g.*, *The Boeing Company* (March 2, 2011); *General Electric Company* (January 21, 2011); *Verizon Communications Inc.* (February 21, 2008). Moreover, the Proponent's Letter significantly

[1] The references to the Proponent's revised proposal are included in this letter to identify issues and illustrate certain of the ambiguities contained in the original Proposal. For the reasons set forth in Section IV, the Company submits that the Proponent should not be permitted to include its proposed revisions—and any references in this letter to the proposed revisions are not, and should note be construed as, an acknowledgment that the revisions are permissible. The Company respectfully submits that they are not.

understates the issue. The ambiguities identified in the No-Action Request Letter are core to understanding the Proposal—they are not incidental "potential questions of interpretation." Accordingly, no company could be confident that it was implementing the Proposal in the manner intended by the Proponent—or expected by stockholders.

c) The Proponent's Letter's explanation of various provisions of the Proposal highlights the Proposal's ambiguities.

While the Proponent's Letter provides additional background as to the Proponent's intent with respect to several of the Proposal's key terms, the Proponent's commentary simply highlights the Proposal's ambiguity and offers interpretations that, while not implausible, in fact represent only one of a number of reasonable interpretations:

- The Proponent's Letter states that the retention policy sought by the Proposal would not apply to the Company's 401(k) plan or non-qualified defined contribution plans because these are retirement benefit plans, and the policy only applies to "shares acquired through equity compensation plans." While this may represent one interpretation of the Proposal, it is far from obvious. We believe that many stockholders would view a retirement plan made available to employees as part of their employment as an "equity compensation plan", even if this is not the intended result.

- The Proponent's Letter indicates that the reference to "75% of net after-tax shares" is not intended to take into account whether taxes resulting from the grant of equity awards are paid for in cash or stock. However, under this interpretation, the method by which an executive elects to pay his or her taxes would have vast consequences on the number of shares required to be retained by the executive under the policy sought by the Proposal. This is a highly counterintuitive result that we believe would not be the outcome expected by many stockholders reading the Proposal.

- The Proponent's Letter argues that the policy sought by the Proposal would only apply to shares acquired subsequent to the adoption of the policy, since the Proposal states that it should be implemented so as not to violate the Company's existing contractual obligations. We submit that this conclusion would not be apparent to most stockholders, as it is by no means clear that a company cannot retroactively impose stock ownership requirements applicable to previously granted equity awards.

- The Proponent's Letter states that shares fulfilling the Company's existing ownership guidelines can "of course" be counted for purposes of satisfying the policy sought by the Proposal. Given that the Proposal says that it will "supplement any other share ownership requirements", we believe that stockholders could easily reach a different conclusion, as an equally plausible reading of this phrase is that the policy sought by the Proposal is to be in addition to existing ownership requirements.

II. The subject matter of the Proposal relates to the Company's ordinary business operations, and, accordingly, the Proposal may be excluded under Rule 14a(8)(i)(7).

We reiterate our view that restrictions on hedging transactions, including the one contained in the Proposal, relate to companies' ordinary business operations—namely, the regulation of employee conduct—and are therefore excludable under Rule 14a(8)(i)(7). See *Fedex Corp.* (June 24, 2011).

The Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates ordinary business matters, even if it also touches upon a significant policy issue. See, *e.g., Cigna Corp.* (Feb. 23, 2011). In this case, the Proposal should be excluded in its entirety because the hedging restriction is integral to the Proposal as a whole. This reality is explicitly acknowledged by the Proponent's Letter, which, in the last paragraph of page three, states that the "basic rationale" of the policy sought by the Proposal would be "destroyed" without the restriction on hedging transactions contained in the Proposal.

III. The Staff's February 9, 2012 no-action letter addressed to Abbott Laboratories (the "Abbott No-Action Letter") responds to different arguments than are contained in Limited Brands' No-Action Request Letter.

On February 9, 2012, the Staff informed Abbott Laboratories that it may not exclude a proposal relating to a share retention policy (the "Abbott Proposal") under Rule 14a-8(i)(3). Although we acknowledge that the Abbott Proposal is substantially similar to the Proposal, we note that the no-action request letter submitted by Abbott Laboratories on December 22, 2011 (the "Abbott No-Action Request Letter") addresses different issues than those addressed in Limited Brands' No-Action Request Letter and, thus, does not control in this case. As explained in Staff Legal Bulletin No. 14 (CF), when evaluating no-action requests with respect to shareholder proposals, the Staff will "consider the specific arguments asserted by the company" and may issue different responses to two companies that receive the same or similar proposal.

The Abbott No-Action Request Letter focused primarily on the meaning of "normal retirement age" and "qualified retirement plan that has the largest number of plan participants"—provisions that are not at issue in the Limited Brands' No-Action Request Letter. Accordingly, the Abbott No-Action Letter did not address the key issues addressed in the Company's No-Action Request Letter, including the interpretation of "equity compensation plan" and "75% of net after-tax shares", the relationship between the policy sought by the Proposal and the Company's existing policy, and the potential retroactive effect of the Proposal (none of which issues were raised in the Abbott No-Action Request Letter). We also note that the Abbott No-Action Request Letter did not discuss whether the Abbott Proposal related to the company's ordinary business operations, and, therefore, the Abbott No-Action Letter did not consider whether the Abbott Proposal could have been excluded under Rule 14a-8(i)(7). Because the Abbott No-Action Request Letter and the Company's No-Action Request Letter raise fundamentally different arguments, the Abbott No-Action Letter simply does not address the grounds for exclusion of the Proposal set forth in the Company's No-Action Request Letter.

IV. The suggested revisions contained in the Proponent's Letter are not permitted.

The Company recognizes that, on occasion, the Staff will provide proponents an opportunity to make revisions to proposals that are "minor in nature and do not alter the substance of the proposal," in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." Staff Legal Bulletin No. 14. (CF). We submit that, because of their volume and substance, the proposed revisions contained in the Proponent's Letter go well beyond the types of revisions which are, or should be, permitted by the Staff.

* * *

For the reasons set forth above and in the No-Action Request Letter, we believe that the Proposal may be excluded from the Company's 2012 Proxy Materials in accordance with Rule 14a-8)(i)(3) and Rule 14a-8(i)(7).

Respectfully yours,

David L. Caplan

Attachment
cc w/ att: Salvatore J. Chilla (International Brotherhood of Electrical Workers)
Greg A. Kinczewski (Marco Consulting Group)
Samuel P. Fried (Limited Brands, Inc.)

THE MARCO
CONSULTING
GROUP

February 7, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

RE: International Brotherhood of Electrical Workers Response to Limited Brands Inc.'s January 23, 2012 Letter Seeking To Omit Shareholder Proposal From 2012 Annual Meeting Proxy Materials

Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers ("the Fund") in response to the January 23, 2012 letter from Limited Brands, Inc. (the "Company") which seeks to exclude from its proxy materials for its 2012 annual meeting the Fund's precatory stockholder proposal ("the proposal") which requests that the Compensation Committee of the Board of Directors adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Limited.

The Company's letter argues that it is entitled to exclude the proposal because it: (A) is impermissibly vague and indefinite because it fails to define key terms; and (B) relates to the Company's ordinary business.

The Fund respectfully submits that the relief sought by the Company should be denied for the following reasons:

(A)The proposal is not impermissibly vague and indefinite because stockholder and and the Company are able to determine with reasonable certainty exactly what actions or measures the proposal requires.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the above test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

The proposal clearly meets that test in plain, concise and simple English. The action that is being requested is adoption of a policy that requires senior executives to retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age. The proposal also contains a recommendation that at least 75% of net after-tax shares be the measure of what constitutes a significant percentage.

The Company's January 23, 2012 letter (pages 3-5) cites a series of fact scenarios for which it claims there are differing interpretations of the proposal. However, as a general matter, the Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011). The Fund respectfully submits the resolution of the various issues raised on pages four and five of the Company's letter are the ordinary business of the Company and beyond the scope of a shareholder proposal.

And a quick review of the Company's concern over differing interpretations can be easily resolved by common sense and logic.

--75% of net after-tax shares. The Company's letter correctly points out that the amount of shares a senior executive has after he/she pays taxes will differ depending on whether he/she pays for the taxes in cash or in stock that is withheld from the award. There is nothing confusing about that. It is a simple fact and common practice. That is precisely why the phrase 75% of net after-tax shares is used in the proposal.

--Shares to be included in the calculation. The Company's letter claims it is confused whether the policy sought in the proposal will apply to shares senior executives acquire subsequent to the adoption of the policy or all shares senior executives have acquired. The proposal itself clearly states that it should implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect. Thus if senior executives already own shares that they are free to sell at will the policy being sought in proposal should not affect them.

--Relationship with the Company's Share Ownership Policy. As noted in the proposal, the Company currently has a stock ownership policy and the policy sought in the proposal "shall supplement any other share ownership requirements." Yet the Company claims it is unclear whether or not shares that fulfill the Company's existing ownership guidelines can also be counted for purposes of the policy sought by the proposal. The answer is an obvious "Of course they can."

--Equity compensation programs. The Company claims it is unclear whether shares acquired pursuant to its 401(k) plan or supplemental non-qualified defined contribution plans would be subject to the retention policy sought by the proposal. These are

> retirement benefit plans, not compensation plans. The proposal itself is clearly limited to "shares acquired through equity compensation plans."

Although the Company's claim of differing interpretations seems easy to resolve by simply reading the proposal, the Fund is willing to revise the RESOLVED section of the proposal in the following ways (new language highlighted in red) to remove any doubt.

> **RESOLVED:** That shareholders of Limited Brands, Inc. (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs after the adoption of the policy until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives. Shares that are used to satisfy ownership requirements should also be included in satisfying this policy. This policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect. The policy is not intended to apply to shares acquired under such benefit plans as employer matches pursuant to the Company's 401 (k) plan or notionally credited pursuant to the Company's supplemental non-qualified defined contribution plan.

(B) The proposal's provision regarding hedging relates to a basic policy rationale for equity compensation plans which is not the Company's ordinary business operation, but it appears that the Company may have adopted a policy prohibiting hedging transactions If so, the Fund will delete the hedging provision from the RESOLVED section.

The Company's January 23, 2012 letter asserts that the proposal's provision regarding hedging—"The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive"—do not relate to a significant policy issue and are an attempt to "'micro-manage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The significant policy issue at stake here is one of the basic rationales for equity compensation plans—they should align the interests of senior executives with shareholders. If senior executives are insulating the value of their shareholders through hedging devices instead of having them be subject to the same market volatility that ordinary shareholders are, that basic rationale is destroyed. For that reason the proposal's provision regarding hedging is fitting and proper for a shareholder proposal.

However, from the materials attached to the Company's January 23, 2012 letter it appears that its Board of Directors was scheduled to adopt an Insider Trading Policy later in the month that would have prohibited hedging transactions.

If that Insider Trading Policy was indeed adopted, the Fund will be delighted to delete the hedging provision from its proposal since there will be substantial implementation of it.

For the foregoing reasons, the Fund believes that the relief sought in the Company's no action letter should not be granted, although the Fund is willing to make the revisions to its RESOLVED section detailed above and to delete the hedging provision if the Company's board of directors has in fact adopted the aforesaid Insider Trading Policy.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK: mal
Cc: David L. Caplan
Davis, Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 23, 2012

Re: Shareholder Proposal of the International Brotherhood of Electrical Workers Pension Benefit Fund Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

On behalf of Limited Brands, Inc., a Delaware corporation (the "Company" or "Limited Brands"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent"), on December 7, 2011 (the "Proposal"), for inclusion in the proxy materials that Limited Brands intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials"). We hereby request confirmation that the Staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, Limited Brands omits the Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Limited Brands files its definitive 2012 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2012 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal requests that the Compensation Committee of the Board of Directors (the "Committee"):

> adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from its proxy statement under both Rule 14a-8(i)(3) and Rule 14a-8(i)(7) for the reasons discussed below.

I. The Proposal is impermissibly vague and indefinite because it fails to define key terms and otherwise fails to provide sufficient guidance on its implementation. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004), that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ."

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms or otherwise fail to provide guidance on their implementation, the Staff has allowed the exclusion of shareholder proposals concerning executive compensation. See *The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *General Electric*

Company (January 21, 2011) (proposal requesting that the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms and was internally inconsistent); *Prudential Financial, Inc.* (February 16, 2006) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); *General Electric Company* (February 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance concerning its implementation); and *General Electric Company* (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." See, e.g., *Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its decision in *Fuqua*, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

The Proposal falls squarely within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3) because the Proposal's key terms are vague, indefinite and undefined and may be subject to differing interpretations. The Proposal fails to define or provide guidance as to the interpretation of four key concepts underlying the Proposal.

- <u>75% of Net After-Tax Shares</u>. The Proposal does not explain what "75% of net after-tax shares" means, a key component of the Proposal. For example, if two senior executives are entitled to receive 100 shares pursuant to the vesting of a restricted stock unit award and one executive pays the required taxes in cash and the other executive has shares withheld to satisfy the tax obligations, it is unclear whether different amounts of shares would be subject to the policy for each executive. Assuming a 40% tax rate, the executive that had shares withheld to satisfy taxes would receive 60 shares, of which 45 shares would appear to be subject to the Proposal's share retention policy (*i.e.*, 75% of 60 shares). However, the executive who paid the applicable taxes in cash would continue to hold 100 shares after taxes, and for that executive, it is not possible to determine whether 75 shares (*i.e.*, 75% of 100 shares) would be subject to the share retention policy or whether, like the other executive, only 45 shares would be subject to the share retention policy (*i.e.*, 75% of the shares that the executive would have received if shares were withheld to satisfy the tax obligations). Unfortunately, the Proposal does not define this key term or provide any guidance as to how the term should be understood or otherwise interpreted by Limited Brands in implementing the proposed policy.

- Shares to be Included in the Calculation. It is unclear what shares the Proposal intends to include or exclude. One reasonable interpretation would be that the policy applies to those individuals who are senior executives at the time the policy is adopted and only to the shares they subsequently acquire as senior executives. However, the Proposal could also be read to seek a policy that covers all the shares acquired by a senior executive throughout his career at the company and that he continues to hold, if that individual is a senior executive at or after the time the policy is adopted. Therefore any actions ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

- Relationship with the Company's Share Ownership Policy. Although the Company currently has share ownership guidelines, which are acknowledged in the supporting statement, that require executive officers to hold an amount of shares equal to a stated multiple of each executive's base salary, the Proposal is impermissibly vague as to the interplay between the policy and the existing ownership guidelines. While the resolution states that the policy it seeks should "supplement" any other share ownership requirements, this statement itself is subject to conflicting interpretations: it is unclear whether or not shares that fulfill the Company's existing ownership guidelines can also be counted for purposes of the Proposal's share retention policy, or whether the term "supplement" indicates that the policy is wholly separate and shares can only be counted under the guidelines, or the policy, but not both.

- Equity Compensation Programs. The Proposal seeks to require senior executives of Limited Brands to retain a percentage of shares acquired through "equity compensation programs" without defining what programs are subject to the policy. It is unclear whether, for example, shares acquired pursuant to employer matching or discretionary contributions made under Limited Brands' 401(k) plan, or notionally credited under Limited Brands' supplemental non-qualified defined contribution plan, or both, are considered to be acquired under equity compensation programs and therefore should be included in determining the number of shares that count toward the policy. In addition, the Proposal does not explain whether shares acquired, or deemed acquired, through a senior executive's contributions to Limited Brands' 401(k) plan, or its supplemental plan, should be included. Since the policy applies only to senior executives, it may be that the Proposal intends only for programs whose availability is limited to those executives to qualify for purposes of this policy, and not those that are generally applicable to all employees or to a broad number of employees. As the Proposal lacks a definition of "equity compensation programs," an important term, the Proposal is subject to multiple interpretations which again would have a significant impact on implementation. The Proposal is so vague and indefinite as to make it difficult for both the Committee, in implementing the Proposal, or shareholders, in deciding whether they wish to vote for the Proposal, to understand what the Proposal entails.

Neither the Company nor its shareholders would be able to understand the parameters of the Proposal and the types of restrictions that the Proposal is asking the Committee and shareholders to adopt, and these alternative interpretations would make a significant difference in terms of the amount of shares subject to the policy. In addition, since the references to "75% of net after-tax shares" and "equity compensation programs," key terms of the Proposal, are impermissibly vague and indefinite, shareholders evaluating the Proposal would not be able to determine with any reasonable certainty exactly what share retention obligations the Proposal requires and any actions ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

Recognizing the importance of the proper implementation of executive compensation proposals—to employees, shareholders and companies—the Staff has repeatedly emphasized the importance of clarity when evaluating such proposals. We respectfully submit that the Proposal does not come close to providing the level of clarity required by the standards previously articulated by the Staff. The Proposal will subject the Company to considerable uncertainty as to whether actions take pursuant to the Proposal are, or are not, consistent with the intent of Proposal or the understanding of the shareholders voting on the Proposal.

II. The subject matter of the Proposal relates to the Company's ordinary business operations. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) states that a company may omit a shareholder proposal from its proxy materials if the shareholder proposal "deals with a matter relating to the company's ordinary business operations." In *Exchange Act Release No. 34-40018* (May 21, 1998) ("1998 Release"), the Commission stated that the underlying policy consideration behind Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further explained that the ordinary business exclusion relates, in part, to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal asks that the policy on executive share retention should prohibit hedging transactions for shares subject to the policy "which are not sales but reduce the risk of loss to the executive." Limited Brands believes that the Proposal can be properly excluded under Rule 14a-8(i)(7) because it seeks to regulate employee conduct by implementing a policy that would also regulate hedging transactions involving Company stock.

A) The subject matter of the requested policy outlined in the Proposal relates to the Company's ordinary business operations—the regulation of employee conduct.

By asking that the policy on share retention prohibit hedging transactions, the Proposal seeks to implement a policy that would regulate executive transactions involving Company shares, and which attempts to govern our compliance with laws through our legal compliance programs and regulate alleged conflicts of interest and employee conduct. The Staff has repeatedly held that proposals asking companies to govern when and how senior executives trade or otherwise engage in transactions involving company stock relate to ordinary business operations, and has allowed companies to omit these shareholder proposals under Rule 14a-8(i)(7). *See FedEx Corp.* (June 24, 2011) (allowing exclusion of a proposal asking the board to adopt a policy prohibiting executive officers and directors from engaging in derivative transactions involving company stock); *Moody's Corp.* (February 9, 2011) (allowing exclusion of a proposal relating to the company's insider trading policy); *Chevron Corp.* (March 21, 2008) (allowing exclusion of a proposal asking the compensation committee to adopt a policy prohibiting senior executives from selling company stock during a period when the company has announced it may or will be repurchasing shares of its stock); and *Genetronics Biomedical Corp.* (April 4, 2003) (allowing exclusion of a proposal requiring officers and directors of the company to avoid "all" financial conflicts of interest).

Companies institute policies regarding executive trading in company stock in order to ensure full compliance with legal and regulatory requirements and to address potential conflicts of interest. When imposing obligations or restrictions on executives with respect to their ability to transact in company stock, companies must find a balance between adequately protecting their own interests and excessively restricting the personal business affairs of their employees. The Company's establishment of policies and programs designed to comply with the legal prohibition on insider trading and to regulate conflicts of interests among senior executives clearly relate to its ordinary business operations. Creating legal compliance programs and managing conflicts of interest are an integral part of the Company's day-to-day business.

Although shareholders' views on the regulation of conflicts of interest are important, the exact determination of what type of employee transactions should be deemed to give rise to a conflict and therefore prohibited, such as hedging transactions, and what remedial actions should be taken to address potential conflicts, are best left to the Company. As reflected in *FedEx*, *Moody's*, *Chevron*, and *Genetronics*, these decisions are "of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

B) The hedging prohibition in the requested policy outlined in the Proposal does not relate to a significant policy issue.

We recognize that the Staff has previously concluded that shareholder proposals focusing on sufficiently significant policy issues, including senior executive compensation, may not be excluded under Rule 14a-8(i)(7). *Staff Legal Bulletin No. 14A* (July 12, 2002); 1998 Release. However, the Proposal also implicates ordinary business matters in seeking to regulate executive hedging transactions. The Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates ordinary business matters, even if it also touches upon a significant policy issue. See *CIGNA Corp.* (Feb. 23, 2011) (allowing exclusion of a proposal addressing the significant policy issue of affordable health care because it also asked the company to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) and *General Electric Co.* (Feb. 5, 2003) (each allowing exclusion of a proposal addressing the significant policy issue of outsourcing because it also asked the company to disclose information about how it manages its workforce, an ordinary business matter).

The Proposal should be excluded in its entirety because its purpose cannot be achieved without the hedging prohibition. As noted in the supporting statement, the Proposal's purpose is to focus senior executives "on the Company's long-term success and better align their interests with those of the Company's shareholders." The hedging prohibition is essential to achieving this purpose because it ensures that senior executives share the same risk of loss as other shareholders of the Company. Additionally, the Proposal's suggested share retention requirement of at least 75% of net after-tax shares assumes that hedging will be prohibited. The amount of shares that should be retained could be different, or understood differently by the Proponent, if hedging is not restricted, which makes the hedging prohibition integral to the

Proposal. Even if the Proposal also touches upon the significant policy issue of senior executive compensation, it does so by interfering with the ordinary business operations of the Company.

As explained above, the Proposal addresses an ordinary business matter, the regulation of executive use of company stock in order to comply with laws and regulations and prevent conflicts of interest. Even if the Proposal touches on a significant social policy, the Proposal is excludable under Rule 14a-8(i)(7) as it also relates to ordinary business matters that do not raise a significant policy issue.

Conclusion

For the reasons set forth above, we believe that the Proposal may be excluded from the Company's 2012 Proxy Materials in accordance with Rule 14a-8(i)(3) and Rule 14a-8(i)(7). We respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (212) 450-4156. Thank you for your attention to this matter.

Respectfully yours,

David L. Caplan

Attachment
cc w/ att: Salvatore J. Chilia, (IBEW PBF)
Samuel P. Fried (Limited Brands, Inc.)

EXHIBIT A

(attached)

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

RECEIVED
DEC 13 2011
By a Stewart

December 7, 2011

VIA U. S. MAIL

ATTENTION: Secretary
Limited Brands
Three Limited Parkway
Columbus, OH 43230

Dear Sir and/or Madam:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Limited Brands' ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2012.

The proposal relates to a **"Share Retention Policy"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Limited Brands' common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2012 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore J. Chilia

Salvatore J. Chilia
Trustee

SJC:daw
Enclosure

<u>Share Retention</u>
Limited Brands

RESOLVED: That shareholders of Limited Brands, Inc. (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, 'Skin in the Game,' CFO Magazine, March 1, 2008.)

Requiring senior executives to hold a significant portion of shares obtained through compensation plans as long as they are members of senior management would focus them on the Company's long-term success and better align their interests with those of the Company's shareholders. In the context of the ongoing financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives 'an ever-growing incentive to focus on long-term stock price performance.' (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

Our Company has a minimum stock ownership guideline requiring executives to own Company stock valued at a multiple of salary with five years. CEO Leslie H. Wexner is required to own five times his annual base salary. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership. We view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

Several major companies have already adopted this best practice, including Citigroup, Goldman Sachs, and Morgan Stanley.

We urge shareholders to vote **FOR** this proposal.

BNY MELLON
ASSET SERVICING

December 9, 2011

Via Mail

Secretary
Limited Brands
Three Limited Parkway
Columbus, OH 43230

Re: Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF)

Dear Secretary:

As custodian of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF), we are writing to report that as of the close of business on December 7, 2011 the Fund held 63,338.00 shares of Limited Brands common stock in our account at The Bank of New York Mellon and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since December 7, 2010.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 617-382-4228.

Sincerely,

Matthew Coburn
Vice President
The Bank of New York Mellon

From: Fried, Sam [mailto:SFried@Limitedbrands.com]
Sent: Wednesday, January 18, 2012 11:15 AM
To: Boylan, Janice
Subject: Your Shareholder Proposal dated December 7, 2011

Ms. Boylan - Please deliver to Mr. Chilia.

Dear Mr. Chilia,

As Secretary of the Board of Directors of Limited Brands, Inc., I'm writing to advise you that our company already complies with the substantive provisions of your share retention proposal.

Leslie H. Wexner, our CEO and Founder, beneficially owns in excess of 17% of the outstanding shares of the Company, an overwhelming amount that dwarfs your proposed retention level and more than satisfies any concern about his alignment with the interests of shareholders.

In addition, our Company prohibits hedging transactions in our stock by executives.

Under the unique circumstances above, we believe it would be appropriate for you to withdraw your proposal.

Please confirm that you agree, or if you require anything further, please contact me at my cell number or email address below.

Many thanks for your consideration.

Sam Fried

Samuel P. Fried
sfried@limitedbrands.com
614-415-7199 T
614-415-4822 F
FISMA & OMB Memorandum M-07-16

ge

From: Dodenhoff, Jennifer [mailto:Jennifer_Dodenhoff@IBEW.org]
Sent: Thursday, January 19, 2012 08:40 AM
To: Fried, Sam
Cc: Greg Kinczewski <kinczewski@marcoconsulting.com>
Subject: RE: Your Shareholder Proposal dated December 7, 2011

Dear Sam,

Greg Kinczewski, the IBEW Pension Benefit Fund's proxy voting consultant, and I would like to speak with you regarding the shareholder proposal submitted on December 7, 2011. Would you be available this Friday morning or some time on next Tuesday for a conference call?

Thanks for your time and consideration,

Jenn Dodenhoff
Manager for Strategic Research and Corporate Affairs
IBEW Research Department
(w) 202-728-6294
(c) 202-494-8973

Distributed to Proponent on January 19, 2012 by Davis Polk & Wardwell LLP, on behalf of Limited Brands:

Limited Brands, Inc.

International Brotherhood of Electrical Workers Proposal

- As noted in the proposal, Limited Brands currently has in place share retention requirements applicable to senior executives.
- In this regard, it should also be noted that Leslie H. Wexner, Chairman and Chief Executive Officer, beneficially owns over 17% of the Company's outstanding shares with a current market value of over $2 billion. As Limited Brands has only a single class of stock, Mr. Wexner holds the same shares as the Company's other shareholders. Accordingly, Mr. Wexner's interests are completely aligned with those of all of the Company's shareholders.
- In addition, Limited Brands' proposed Insider Trading Policy prohibits hedging transactions. This Policy is to be presented to the Board of Directors for approval, with management's recommendation, in January 2012. See attachment.